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                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY:  DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 1-08262




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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION


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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.
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         The communication filed herewith is a letter delivered to certain employees of Suiza and its subsidiaries on April 5, 2001.

April 5, 2001

Dear Fellow Suiza Employee:

I wanted to personally inform you of an exciting development in the future of our company and the dairy industry.

Today, Suiza Foods and Dean Foods announced plans to merge our two companies to create the leading processor, distributor and marketer of dairy-based and other specialty food products. As you know, Dean Foods is a company that has a long and proud history of providing the highest quality products and service to customers and consumers for over 75 years, and it is an honor for us to combine with this company and share their well-known name and reputation in the dairy industry. Our combined company will have the geographic reach, management depth, and product mix necessary to grow and compete effectively against larger, diversified food and beverage companies.

The merged company will adopt the Dean Foods name and be headquartered here in Dallas, Texas. I will serve as CEO of the new Dean Foods while Howard Dean, will serve as Chairman of the merged company until his retirement. In addition, Pete Schenkel will serve as the President of the combined Dairy group and Bing Graffunder will serve as President of Morningstar, providing strong leadership and stability for the new company's operations.

This is a transaction that will benefit the Suiza and Dean family in many ways:

We are joining two companies with complementary operations, products, and geographic presence to create a more efficient processor and distributor of dairy and specialty food products;

As part of the new company, many employees will see expanded career opportunities and reap the benefits of the new company's growth potential;

The combined company will be better positioned to meet the needs of our customers at all levels: local, regional and national;

The new Dean Foods will also have greater resources to invest in innovation, expand product offerings, market our brands and further enhance our contributions to local communities;

Our new company will be committed to increasing consumer demand for fluid milk and other dairy products, which will benefit consumers, dairy farmers and the entire dairy industry.

One of the finest aspects of this merger is that it positions us for the future without compromising our past. The new Dean Foods will build on our industry's long history of local, community-based operations, while developing a national reach. Our dairies will continue to

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enjoy their familiar local identity, and compete head-to-head with other well-known local and regional rivals, but the combined companies will open new market opportunities for all of us.

During this historic and exciting period in the development of our company, I would like to ask you to play your part by remaining focused on what you do best
- making our daily operations a success and continuing to provide our customers with the highest quality products and service in the industry.

This merger is a complex transaction and we will be providing more information over the coming months. In the meantime, if you are asked questions by someone outside the company, simply acknowledge that you know the merger is taking place. If they wish to contact someone or if you have other questions, please refer them to your manager.

Attached you will find a press release containing further information about the merger. I hope you are as enthusiastic as I am to be a part of this dynamic combination of companies.

Best regards,

/s/ Gregg L. Engles

Gregg Engles